UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number 001-09727

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F

     ☐ Transition Report on Form 11-K

     ☐ Transition Report on Form 10-Q

     ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PATIENT SAFETY TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

43460 Ridge Park Drive, Suite 140

Address of Principal Executive Office (Street and Number)

Temecula, CA 92590

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.

The company’s quarterly report on Form 10-Q for the three months ended March 31, 2009 will be filed on or before the 5th Calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Mary A. Lay, Interim Chief Financial Officer	(951)	587-6201
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patient Safety Technologies, Inc. anticipates that its revenue for the three months ended March 31, 2009 will increase to approximately $936 thousand as compared to $500 thousand for the three months ended March 31, 2008.  The increase in revenue is the result of an increase in sales of the Company’s Safety-Sponge TM system during the 2009 period.  The Company anticipates that its operating expenses will increase to approximately $2.0 million for the three months ended March 31, 2009 as compared to $1.5 million for the three months ended March 31, 2008, primarily as a result of increases in salary and travel expenses relating to the sale of our product, severance payments made to our former executive officers and an increase in costs related to being a public company.  The net loss for the three months ended March 31, 2009 is anticipated to be $3.6 million as compared to $1.6 million for the three months ended March 31, 2008.

Results for the three months ended March 31, 2009 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

PATIENT SAFETY TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Mary A. Lay
Mary A. Lay, Interim Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washing, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with their Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulations S-T.